UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

HedgePath Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42278K 102

(CUSIP Number)

Kate Rintoul

Mayne Pharma Ventures Pty Ltd

1538 Main North Road,

Salisbury South 5106 SA,

Australia

61 3 8614 7711

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Ventures Pty Ltd I.R.S. Identification No. 98-1181089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 247,882,126 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 247,882,126 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,882,126 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), directly holds 198,290,930 shares of common stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”).

(2)	Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the warrant that was issued by the Issuer to Mayne Ventures on May 25, 2016 (the “2016 Warrant”), (ii) the 10,434,783 shares of Common Stock issuable upon conversion of 3,478,261 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series B Convertible Preferred Stock”), (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the Series A warrants that were issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series A Warrants”), (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the Series B warrants that were issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series B Warrants”), (v) the 6,956,523 shares of Common Stock issuable upon conversion of 2,318,841 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer issued by the Issuer to Mayne Ventures on July 5, 2018 (the “July 2018 Series B Convertible Preferred Stock”), (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the Series A warrants that were issued by the Issuer to Mayne Ventures on July 5, 2018 (the “July 2018 Series A Warrants”), and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the Series B warrants that were issued by the Issuer to Mayne Ventures on July 5, 2018 (the “July 2018 Series B Warrants”).

(3)	Percentage assumes 419,550,260 shares of Common Stock issued and outstanding, consisting of 369,959,064 shares of Common Stock reported as issued and outstanding as of November 13, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 14, 2018, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma International Pty Ltd I.R.S. Identification No. 98-1181817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 247,882,126 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 247,882,126 (1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,882,126 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Ventures directly holds 198,290,930 shares of Common Stock of the Issuer.

(2)	Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

(3)	The reported securities are owned directly by Mayne Ventures. Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), holds 100% of the equity securities of Mayne Ventures. Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)	Percentage assumes 419,550,260 shares of Common Stock issued and outstanding, consisting of 369,959,064 shares of Common Stock reported as issued and outstanding as of November 13, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 14, 2018, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Group Limited I.R.S. Identification No. 98-1074924
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 247,882,126 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 247,882,126 (1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,882,126 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Ventures directly holds 198,290,930 shares of Common Stock of the Issuer.

(2)	Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

(3)	The reported securities are owned directly by Mayne Ventures. Mayne International holds 100% of the equity securities of Mayne Ventures. Mayne Group holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)	Percentage assumes 419,550,260 shares of Common Stock issued and outstanding, consisting of 369,959,064 shares of Common Stock reported as issued and outstanding as of November 13, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 14, 2018, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

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This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends the Schedule 13D originally filed on July 7, 2014 (the “Original Schedule 13D”) by Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), and Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group” and, together with Mayne Ventures and Mayne International, collectively, the “Reporting Persons”), as amended by (i) Amendment No. 1 to Schedule 13D filed on May 22, 2015 (“Amendment No. 1”), (ii) Amendment No. 2 to Schedule 13D filed on June 16, 2016 (“Amendment No. 2”), (iii) Amendment No. 3 to Schedule 13D filed on November 8, 2016 (“Amendment No. 3”), (iv) Amendment No. 4 to Schedule 13D filed on November 16, 2016 (“Amendment No. 4”), (v) Amendment No. 5 to Schedule 13D filed on November 28, 2016 (“Amendment No. 5”), (vi) Amendment No. 6 to Schedule 13D filed on December 2, 2016 (“Amendment No. 6”), (vii) Amendment No. 7 to Schedule 13D filed on January 11, 2018 (“Amendment No. 7”), (viii) Amendment No. 8 to Schedule 13D filed on July 6, 2018 (“Amendment No. 8”) and (ix) Amendment No. 9 to Schedule 13D filed on November 5, 2018 (“Amendment No. 9” and the Original Schedule 13D, as so amended, the “Statement”) relating to the Common Stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”). Item 3 and Item 4 of the Statement is each hereby amended and supplemented to the extent hereinafter expressly set forth. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 or Amendment No. 9, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following information:

“On July 15, 2018, Mayne Ventures received a dividend of 184,798 shares of Common Stock paid by the Issuer on shares of Series B Convertible Preferred Stock held by Mayne Ventures pursuant to the terms of such Series B Convertible Preferred Stock.”

Item 4.	Purpose of Transaction.

The information contained in Item 4 is hereby amended and supplemented as follows:

“December 2018 Agreement

On December 17, 2018 (the “Effective Date”), Mayne Ventures, Mayne International and the Issuer entered into an Agreement (the “December 2018 Agreement”), pursuant to which:

(i)	Mayne Ventures in its capacity as the holder of more than 50% of the outstanding voting securities of the Issuer) executed and delivered to the Issuer a written stockholder consent in lieu of a special meeting of the stockholders of the Issuer which consented to the taking of the following actions: (a) the adoption of an Amended and Restated Certificate of Designation of Series B Convertible Preferred Stock of the Issuer, which amends and restates the Certificate of Designation of Series B Convertible Preferred Stock of the Issuer, dated January 8, 2018, as corrected, to remove the redemption rights of the Series B Convertible Preferred Stock of the Issuer; (b) the election of each E. Brendan Magrab, W. Mark Watson, Dr. R. Dana Ono, Stefan J. Cross and Robert D. Martin (each of whom is a current member of the Issuer’s Board of Directors) to serve on the Issuer’s Board of Directors for a one-year term that expires at the next annual meeting of the Issuer’s stockholders or until his earlier death, resignation or removal; and (c) the approval of an increase in the size of the Issuer’s 2014 Equity Incentive Plan from 32,583,475 shares of Common Stock to 43,583,475 shares of Common Stock;

(ii)	for the period beginning on the Effective Date and ending three years thereafter, in the event that the Issuer asks its stockholders (whether at a meeting of stockholders or pursuant to a written consent of stockholders) to vote on or approve a proposal to effect a reverse split of the Issuer’s capital stock for the purpose of uplisting the Common Stock to a U.S. national securities exchange, Mayne Ventures (on behalf of itself and its affiliates) has agreed to vote or cause to be voted (in person, by proxy or by action by written consent, as applicable) all shares of the Issuer’s voting capital stock that either Mayne Ventures then owns or over which Mayne Ventures has voting control in favor of the adoption and approval of any such reverse stock split proposal; and

(iii)	Mayne Ventures consented and agreed (under the terms of agreements previously executed with the Issuer) to an increase in the number of shares of Common Stock that the Issuer may issue under the Issuer’s 2014 Equity Incentive Plan to 17,624,000 shares from the current limit of 6,624,000 shares.

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Third Amended and Restated Supply and License Agreement

On the Effective Date, Mayne Ventures and the Issuer entered into a Third Amended and Restated Supply and License Agreement (the “Third Amended SLA”), which amends and restates that certain Second Amended and Restated Supply and License Agreement, dated as of May 15, 2015, between Mayne Ventures and the Issuer, as amended prior to the effectiveness of the Third Amended SLA (the “Second Amended SLA”).

Pursuant to the Third Amended SLA, as of the Effective Date, Mayne Ventures has assumed control of the regulatory and clinical development program for SUBA®-Itraconazole (the “Product”) for the treatment of basal cell carcinoma nevus syndrome (“SUBA-Itraconazole BCCNS”) and immediately assumed responsibility for all expenses related to exploiting the SUBA-Itraconazole product in the BCCNS field, provided that the Issuer continues to be responsible for all liabilities related to the product in the United States prior to the Effective Date. The Third Amended SLA continues in effect on an exclusive basis in the Territory on substantially the same terms as were provided for under the Second Amended SLA, except as described below.

In connection with the transfer of the SUBA-Itraconazole BCCNS clinical data and regulatory rights to Mayne Ventures under the Third Amended SLA:

(i)	Mayne Ventures has agreed to pay to the Issuer a 9% quarterly cash royalty on future net sales, if any, of SUBA-Itraconazole product in the BCCNS field in the United States (the “Royalty”), from which certain royalties owed by the Issuer to Mayne Ventures for access to certain patents would be funded.

(ii)	Mayne Ventures has agreed to advance funds to the Issuer in an aggregate amount of up to $5.0 million (each, an “Advance”, and collectively, the “Advances”) on the following terms and conditions:

•	on the Effective Date, Mayne Ventures made an Advance to the Issuer of $500,000;

•	within three business days following the completion of the agreed upon activities associated with transferring the SUBA-Itraconazole BCCNS product to Mayne Ventures, Mayne Ventures must make an Advance to the Issuer of $1.0 million;

•	if, and only if, the Issuer’s Phase 2(b) clinical trial data have been provided to Mayne Ventures in all material respects so as to allow Mayne Ventures to assume control of SUBA-Itraconazole BCCNS in the Territory, upon the earlier of June 30, 2019 or the acceptance for filing by FDA of an NDA for the SUBA-Itraconazole BCCNS, Mayne Ventures must make an Advance to the Issuer of $1.5 million; and

•	if the Issuer raises aggregate gross proceeds of more than $3.0 million from the sale of new common stock, preferred stock equity subordinate to the preferred stock held by Mayne Ventures or warrants (“New Securities”) to third parties in one or more equity financings by June 30, 2021 (the “Equity Funding Achievement”), the Issuer may request additional Advances of up to an amount equal to $2.0 million less the amount of aggregate gross proceeds received by the Issuer from Mayne Ventures from the sale of New Securities if Mayne Ventures elects to participate in such equity financings pursuant to contractual pro rata participation rights contained in the Third Amended SLA.

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(iii)	The field covered by the Third Amended SLA was amended to specifically include only the following indications: (a) any prostate cancer, prostatic intraepithelial neoplasia and benign prostatic hyperplasia, (b) any lung cancer and atypical adenomatous hyperplasia, and (c) familial adenomatous polyposis, colorectal polyps and Barett’s esophagus (the “Field”).

(iv)	Mayne Ventures has agreed to continue to provide specified quantities of Product drug and placebo oral capsules without charge for the Issuer’s SUBA-Itraconazole Prostate clinical studies and for future indications as agreed to by the parties.

(v)	Pursuant to the Third Amended SLA, Mayne Ventures has licensed to the Issuer the right to use all pre-clinical or clinical trial or other data generated or owned by Mayne Ventures related to the Product anywhere in the world for its activities under the Third Amended SLA.

The Advances are structured as advances against the future Royalty, if any, owed by Mayne Ventures to the Issuer; provided that if SUBA-Itraconazole-BCCNS is not approved in the United States by December 31, 2023, Mayne Ventures may convert such Advances into Common Stock based on a specified discount to the then current market value of the Common Stock. With respect to each Advance made by Mayne Ventures prior to the receipt of FDA approval of an NDA for SUBA-Itraconazole BCCNS, each $0.75 increment of each such Advance will be credited and set off against each $1.00 increment of Royalty owed to the Issuer, and with respect to each Advance made by Mayne Ventures following the receipt of FDA approval of an NDA for SUBA-Itraconazole BCCNS, each $0.85 increment of each such Advance will be credited and set off against each $1.00 increment of Royalty owed to the Issuer.

In addition, if, prior to June 30, 2021, the Issuer has not fulfilled the Equity Funding Achievement, Mayne Ventures shall have the right to satisfy all of its remaining Royalty obligations by making a single lump sum payment to the Issuer in an amount equal to seventy percent (70%) of the fair market value of the remaining royalties payable to the Issuer as determined by an independent appraisal process.

Also, for so long as the Third Amended SLA is in effect, the Issuer must seek the prior written consent of Mayne Ventures before it disposes of the whole or a substantial part of its assets, operations or business, such consent not to be unreasonably withheld, conditioned or delayed. In addition, the Issuer must notify Mayne Ventures before it undergoes any change in its direct or indirect Control (as defined below). If, acting reasonably, Mayne Ventures considers that such change will have a material, negative impact on its rights under the Third Amended SLA, Mayne Ventures may terminate the Third Amended SLA by giving written notice to the Issuer; provided, however, that the Issuer shall not be deemed to have undergone a change in its direct or indirect Control if Mayne Ventures ceases to own more than 50% of the outstanding voting power of the Issuer solely as a result of (i) the Issuer’s issuance of securities in an equity financing with respect to which Mayne Ventures has preemptive or similar contractual rights to participate on the same terms and conditions as investors in the financing and (ii) Mayne Ventures’ election not to participate in such financing on the same terms and conditions as investors in the financing. For purposes of the Third Amended SLA, the term “Control” means having the power to exercise or control the right to vote attached to 50% or more of the issued voting equity in that party, to appoint one half or more of the directors to the board of directors, or the managers as applicable, of the party, or to determine substantially the conduct of the party’s business activities.

The Third Amended SLA also gives Mayne Ventures the right to convert the Issuer’s rights licensed from Mayne Ventures under the Third Amended SLA to a non-exclusive license, and to take a non exclusive license to the Issuer’s pre-clinical or clinical trial or other data to exploit in the Field in the United States, if the FDA has not approved an NDA filed by the Issuer for the Product in part of the Field within eight years from the Effective Date.

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Amended and Restated Sublicense Agreement

On the Effective Date, Mayne International and the Issuer entered into an Amended and Restated Sublicense Agreement (the “Amended and Restated Sublicense Agreement”), which amends and restates that certain Sublicense Agreement, dated August 31, 2015, between Mayne International and the Issuer, as amended, under which Mayne International sublicensed to the Issuer the exclusive U.S. rights to two certain third party patents relating to the use of itraconazole as a treatment for cancer and age-related macular degeneration. The Amended and Restated Sublicense Agreement amends the required payments to Mayne International for certain development-related milestone payments related to SUBA-Itraconazole BCCNS and allows for the termination of the Amended and Restated Sublicense Agreement if the Third Amended SLA expires or is terminated.

The foregoing descriptions of the December 2018 Agreement, the Third Amended SLA and the Amended and Restated Sublicense Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of each such agreement, each of which is expected to be filed as an exhibit to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

The Reporting Persons regularly review, and intend to review, the Issuer and its holdings in the Issuer on a continuous basis. As part of such review, subject to compliance with applicable securities laws and its obligations under the A&R Equity Holders Agreement, the Reporting Persons may, from time to time, and reserve the right to, consider, study, explore, formulate and actively participate in any plans or proposals, and hold discussions with the Issuer’s management, the Issuer’s board of directors, the Issuer’s stockholders and other parties, regarding the Issuer, including plans, proposals or discussions relating to actions or transactions that relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may depend upon (i) subsequent developments affecting the Issuer; (ii) the business prospects of the Issuer; and (iii) other factors deemed relevant by the Reporting Persons. Such transactions may take place at any time with or without prior notice. The Reporting Persons further reserve the right to change its plans and intentions at any time as it deems appropriate.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2018

Mayne Pharma Ventures Pty Ltd

/s/ Nick Freeman Nick Freeman, Company Secretary Mayne Pharma International Pty Ltd

/s/ Nick Freeman Nick Freeman, Company Secretary Mayne Pharma Group Limited

/s/ Nick Freeman Nick Freeman, Company Secretary

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